

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2010

Via U.S. Mail and Facsimile

Maria L. Bouvette
President and CEO
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

> **Re:** **Porter Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2010**
> **File No. 001-33033**

Dear Ms. Bouvette:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you have not included financial information in your proxy statement. Please revise to include financial statements meeting the requirements of Regulation S-X, including financial information required by

Article 11, or tell us why such financial information is not required. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3583 with any questions.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Alan K. MacDonald
            Frost Brown Todd LLC